HealthMed Services Ltd.
1250 Oakmead Parkway
Sunnyvale, California 94085

January 12, 2011

United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Attention:         Katherine Wray

Re:          HealthMed Services Ltd.
Form 10-K for Fiscal Year Ended December 31, 2009
Filed March 31, 2010
Form 10-Q for Fiscal Quarter Ended June 30, 2010
Filed August 23, 2010
File No. 333-152439

Dear Ms. Wray:

Please be informed that we have received and read your letter date November 3, 2010, regarding the above-referenced matters.  We intended to provide a response to that letter no later than January 7, 2011, as specified in our letter to you dated December 23, 2010; provided, however, because of our inability to obtain the consent of our auditors, Gruber & Company, LLC, regarding the use of their report regarding our audited financial statements for the fiscal year ended December 31, 2009, our response to that letter was delayed.  In response to the comments specified in that letter, please be informed as follows:

Form 10-K for the Fiscal Year Ended December 31, 2009

Cover Page

1.
The cover page appears to present the aggregate market value of your common stock held by non-affiliates as of March 22, 2010, instead of as of the end of the most recently-completed second fiscal quarter (i.e., June 30, 2009), as called for by Form 10-K.  Please confirm that you will provide this information as of the appropriate date in future filings.

Response

We hereby confirm that we will provide this information as of the appropriate dates in future filings.

Item 1. Business, page 4

2.
Please revise your disclosure in Business and Management’s Discussion and Analysis of Financial Condition and Results of Operations to express clearly the status of the company’s business.  It is unclear from the disclosure provided in these sections what, if anything, the company has accomplished to date from an operational perspective.  State what you have accomplished to date and what remains to be accomplished in order for you to begin to generate revenues.  For example, we note risk factor disclosure on page 9 stating that your website is operational but requires additional work before being able to generate revenues.  Please discuss more specifically the current functionality of your website and the additional work you intend to do on it, and disclose the website address.

Response

We have revised our disclosure in Business and Management’s Discussion and Analysis of Financial Condition and Result of Operations to express clearly the status of our business.

3.
You disclose that you intend to offer medical advise, information, products and services through your website and call centers.  As a development stage company, any discussion of your business plans should be balanced with disclosure that your business may not materialize in the event you are unable to execute on your plan.  Ensure that all claims relating to events that you expect to occur at a future time are expressed as objectives that may not be accomplished.  With respect to statements that predict accomplishments in the future, expand to provide meaningful discussions of the events or circumstances that may prevent the accomplishment of these objectives.  In addition, please ensure that references to your website reflect the status of its development.

Response

As a development stage company, we have revised the information regarding our business plans with appropriate disclosure that our business may not materialize in the event we are unable to execute our business plan.  Additionally, we have disclosed that the events which we expect may occur in the future as objectives may not be accomplished.  Additionally, please note, we have included information to provide meaningful discussions of the events or circumstances that may prevent the accomplishment of the various objectives.  Finally, please note, we have disclosed the status of the development of our website.

4.
Please also ensure that disclosure throughout the filing is up-to-date.  For example, please revise your statement on page 8 that you intend to roll out your “less costly, more flexible ASP system in the US market in third quarter 2009,” to reflect the company’s current expectations and operational status.

Response

Please note, we have ensured that the disclosures throughout the filing are up-to-date.

5.
Please specifically disclose the factual basis for and the context of your claims, beliefs and opinions set forth in your Form 10-K.  You must be able to substantiate on a reasonable basis all such claims, beliefs and opinions.  Avoid making promotional claims that lack a reasonable basis.  We note, as examples only, the following statements that appear to require support:

●	“[W]e anticipate that we will be competitive in all aspects of the domestic and international market for health information services,” page 6;
●	[Our application service provider] will provide a 30% price advantage over the competition with the flexibility to customize outsourced services to the needs of large insurers,” page 7;
●
[O]ur proposed accreditation by the American Health care Accreditation Commission (URAC) gives us direct access to the HMOs and others that have sought this prized accreditation in their own fields,” page 7; and

●	“We have positioned ourselves as a central player in the ‘Connected Health Marketplace’ that is transforming health care systems globally,” page 9.

Response

Please note, we have eliminated those claims, beliefs and opinions set forth in our Form 10-K.  Additionally, we have attempted to avoid making promotional claims that lack a reasonable basis.

Item 1A. Risk Factors, page 9

6.	Please provide risk factor disclosure addressing risks related to the going-concern opinion issued by your auditor.

Response

Please note, we have included a risk factor disclosing risks related to the going concern opinion issued by our auditor.

“Because we have two directors…,” page 10

7.
This risk factor discusses risks associated with having an even number of directors, but your disclosure regarding directors and executive officers beginning on page 21 indicates that the company has only one director.  Please advise.

Response

Please note, we have amended the provisions of the Form 10-K to specify accurately and consistently the number of our directors, which is one.

Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 12

8.
Please tell us why you have not provided the high and low bid information for your common stock for the quarterly periods ended June 30, September 30, and December 30, 2009.  In this regard, we note that disclosure in this section, including the opening paragraph and footnote 2 to the table, suggests that your common stock has been quoted on the Over-the-Counter Bulletin Board since November 10, 2008.  Please also clearly indicate in your disclosure periods for which there is or was no established public trading market for your common stock.  Refer to Item 201(a) of Regulation S-K

Response

Please note, we have not amended the Form 10-K to disclose the high and low bid information for our common stock for the quarterly periods ended June 30, September 30, and December 31, 2009, as we haven’t been able to ascertain that information.  Additionally, we have not indicated those periods for which there is or was no established public trading market for our common stock, as we haven’t been able to ascertain that information.  When we obtain that information, we will amend the Form 10-K to disclose that information.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 14

9.           You disclose that you will require additional financing in order to proceed with your plan of operations, including approximately $17,000 over the next 12 months to cover planned expenses.  State the minimum period of time that you anticipate being able to conduct planned operations using currently-available capital resources.  Quantitative information regarding your financial requirements is necessary to enable investors to assess the company’s financial condition and the likelihood it will be able to pursue its business plan.  See Item 303(a)(1) of Regulation S-K.

Response

Please note, we have disclosed the minimum period of time that we anticipate being able to conduct our planned operations using our currently available capital.

Item 9A. Controls and Procedures

Management’s Report on Disclosure Controls and Procedures, page 19

10.
We note that you identified several material weaknesses as part of management’s evaluation of the effectiveness of your internal control over financial reporting as of December 31, 2009, and that your management concluded that your internal control over financial reporting was not effective as of the evaluation date due to these material weaknesses.  The identified weaknesses include insufficient resources, inadequate segregation of duties, and lack of an audit committee.  Please explain to us how management considered these material weaknesses in concluding that you disclosure controls and procedures were effective as of December 31, 2009.  Alternatively, revise your filing as necessary.  This comment also applies to your Form 10-Q for the quarterly period ended March 31, 2010, in which you disclose that your management again concluded that your disclosure controls and procedures were effective.  We note in this regard that your Form 10-Q for the quarterly period ended June 30, 2010 discloses that your management concluded that your “disclosure controls and procedures were not effective as of the end of the period covered by this quarterly report due to a lack of segregation of duties and an over-reliance on consultants involved in the accounting and financial reporting process.”

Response

Please note, we have amended the Form 10-K to disclose that our disclosure controls and procedures were not effective during the period covered by that report.

Management’s Report on Internal Control over Financial Reporting, page 19

11.           We note your disclosure regarding remedial measures the company is taking, and intends to take or consider taking, to address the identified material weaknesses in internal control over financial reporting.  Please provide an estimated timetable for on-going and planned remediation and any associated material costs, and provide conforming disclosure in future filings where you refer to remediation of material weaknesses.  To the extent your estimated timetable for remediation or anticipated cost changes, or there are other material developments with respect to your plan of remediation, please provide relevant updated information to investors in your quarterly and annual reports.

Response

Please note, we have amended our filing to indicate that we cannot provide an estimated time table for our ongoing and planned remediation; provided, however, we have amended our filing to provide what we believe to be the associated material costs for such remediation.  Please be informed that we will provide conforming disclosure in our future filings in those situations when we refer to remediation of material weaknesses.  When we ascertain the estimate time table for our ongoing and planned remediation, we will amend our filing to provide that estimate time table.  Additionally, to the extent that our estimated time table for remediation or anticipated cost changes, or there are other material developments with respect to our plan of remediation, we will provide relevant updated information to our investors in our quarterly and annual reports.

Changes in Internal Control over Financial Reporting, page 20

12.
You disclose that “[t]here have been no changes in [y]our internal controls over financial reporting that occurred during the year ended December 31, 2009 that have materially or are reasonably likely to materially affect, [y]our internal controls over financial reporting.”  In future annual reports on Form 10-K, please state specifically whether there were any such changes in your internal controls over financial reporting during your most recent fourth fiscal quarter.  Refer to Item 308T(b) and Item 308(c) of Regulation S-K.

Response

Please be informed that in future annual reports on Form 10-K, we will indicate specifically whether there were any such changes in our internal controls over financial reporting during our most recent fourth fiscal quarter.

Item 13. Certain Relationships and Related Transactions, and Director Independence, page 25

13.      You state as follows: “Except as disclosed herein, no director, executive officer, shareholder holding at least 5% of shares of our common stock, or any family member thereof, had any material interest, direct or indirect, in any transaction, or proposed transaction since the year ended December 31, 2009…..”  Please provide this disclosure for the time period specified in Item 404(d)(1) of Regulation S-K and Instruction 2 thereto.  In addition, revise your disclosure to indicate clearly whether there have been any such transactions, as it is unclear from the phrase “Except as disclosed herein” whether any such transactions have occurred.

Response

Please note, we have provided that disclosure for the time period specified in Item 404(d)(1) of Regulation S-K and Instruction 2 thereto.  Additionally, please note, we have revised our disclosure to indicate clearly whether there have been any such transactions.

14.
Further, we note your disclosure on Page F-10 regarding several capital contributions made by the company’s founder during fiscal 2008 and 2009.  Please advise whether your founder is a “related person” within the meaning of Instruction 1 to Item 404(a), and if so, provide the disclosure called for by Item 404(d)(1) with respect to these related-person transactions in your Item 13 disclosure.

Response

Please be informed that we have not been able to obtain the consent of our auditors, Gruber & Company, LLC, to include their report with our audited financial statements for the fiscal year ending December 31, 2009.  Accordingly, we have eliminated those financial statements and that report from our amended Form 10-K.  Please note, however, we have amended the subject disclosure to eliminate that the persons making those capital contributions were “founders” and indicate that those persons, also, were not related parties within the meaning of Instruction 1 to Item 404(a) and provide the information required by the provisions of Item 404(b)(1) with respect to those transactions in our Item 13 disclosure, which disclosure is specified on page 16 of our amended Form 10-K.

Form 10-Q for Quarterly Period Ended June 30, 2010

Notes to the Unaudited Financial Statements

Note 4. Note Payable – Related Party, page 8

15.           You disclose that your entered into a $375,000 loan agreement with a shareholder on June 30, 2010.  Please file this agreement as an exhibit pursuant to Item 601(b)(10) of Regulation S-K, or advise.

Response

Please note, we have attached as an exhibit to the Form 10-Q a copy of that agreement (promissory note) as an exhibit.

16.	In addition, please advise why you did not file a Form 8-K announcing entry into this loan agreement. Refer to Items 1.01 and 2.03 of Form 8-K.

Response

Please be informed that we did file a Form 8-K disclosing entry into that loan agreement (promissory note) on December 23, 2010.

Item 4. Controls and Procedures

Management’s Report on Disclosure Controls and Procedures, page 12

17.
You disclose that your president, “acting as [y]our principal executive officer, principal financial officer and principle accounting officer,” concluded that your disclosure controls and procedures were not effective as of June 30, 2010.  This disclosure suggests that one individual serves as both principal executive officer and principal financial officer of the company.  However, it appears from disclosure elsewhere, including from the signatures to your Form 10-Q, that separate individuals serve as your principal executive officer and principal financial officer.  Please confirm, if accurate, that the conclusions presented in your Form 10-Q with respect to the effectiveness of your disclosure controls and procedures are those of both your principal executive officer and principal financial officer, as opposed to those of a single officer.  Provide conforming disclosure in future filings, as appropriate.

Response

We hereby confirm that the conclusions presented in our Form 10-Q with respect to the effectiveness of our disclosure controls and procedures are those of both our principal executive officer and principal financial officer, as opposed to those of a single officer.  Additionally, we will provide conforming disclosure in our future filings, as appropriate.

Exhibits 31.1 and 31.2

18. We note that you have omitted the introductory language in paragraph 4 and paragraph 4(b) referring to internal control over financial reporting from your certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a). It appears, however, that your are no longer permitted to omit this language in your certifications. For guidance, refer to our Regulation S-K Compliance and Disclosure Interpretation No. 246.13 at http://162.138.185.31/divisions/corpfin/guidance/regs-kinterp.htm. Please amend your Form 10-Q to provide certifications that conform exactly to the language set for in Item 601(b)(31) of Regulation S-K. Please note that if you are amending your Form 10-Q solely to provide the revised certifications, you may file an abbreviated amendment consisting of a cover page, an explanatory note as to why you are filing the amendment, the signature pages, and the revised certifications.

Response

Please note, we have amended our Form 10-Q to provide those certifications that conform exactly to the language set forth in Item 601(b)(31) of Regulation S-K.

Additionally, we acknowledge that:

●	The company is responsible for the adequacy and accuracy of the disclosure in the filings;

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

●	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Finally, hopefully, the information provided in this letter and the amended reports are completely responsive to your comments and questions specified in that letter dated November 3, 2010.  Of course, in the event you have additional questions or comments regarding this or any other matter, please do not hesitate to contact us.

Sincerely,

HealthMed Services Ltd.,
a Nevada corporation

/s/ William Morland

By:           William Morland
Its:           Chief Executive Officer